UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Act of 1934
(Amendment No. 7)

ITEM 1
(a)	Name of Issuer: VOXX INTERNATIONAL
(b)	Address of Issuer's Principal Offices:
       180 Marcus Blvd.
       Hauppauge, NY 11788

ITEM 2
(a)	Name of Person Filing: KAHN BROTHERS LLC
(b)	Address of Principal Office:
				555 Madison Avenue,
				22nd Floor
				New York, NY 10022
(c)	Citizenship: USA
(d)	Title of Class of Securities: Common
(e)	CUSIP Number: 91829F104

ITEM 4
(a)	Amount beneficially owned: 2,334,702
(b)	Percent of Class: 10.12
(c)	Number of shares as to which the person has:
(iv) 	Shared power to dispose or to direct
	the disposition of: 2,334,702